Exhibit 99.1

Pembina Pipeline Corporation Announces Duvernay Infrastructure Development and Service Agreement

CALGARY, Feb. 16, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it has entered into a 20-year infrastructure development and service agreement (the "Agreement") with Chevron Canada Limited ("Chevron").

The Agreement includes an area of dedication by Chevron, in excess of 10 gross operated townships (over 230,000 acres), concentrated in the prolific, liquids-rich Kaybob region of the Duvernay resource play near Fox Creek, Alberta. Under the Agreement and subject to Chevron sanctioning development in the region, Chevron has the right to require Pembina to construct, own and operate gas gathering pipelines and processing facilities, liquids stabilization facilities and other supporting infrastructure for the area of dedication, together with Pembina providing long-term service for Chevron on its pipelines and fractionation facilities. Subject to Chevron and regulatory approvals, the infrastructure developed over the term of this Agreement has the potential to represent a multi-billion dollar investment by Pembina.

"This Agreement represents an ideal long-term growth opportunity for Pembina, as it substantially strengthens our competitive positioning in a world-class resource play with long-life hydrocarbon resources, and provides for the opportunity to deploy a significant amount of capital under a low-risk, long-term commercial framework that aligns with our guard rails," said Stuart Taylor, Pembina's Senior Vice President, NGL & Natural Gas Facilities. "Being selected as the provider of choice for this service demonstrates the advantages associated with our safety record, relationships with the communities and, integrated service offering."

Pembina is ideally suited to develop infrastructure under the Agreement, as gas processing facilities will leverage Pembina's existing 100 million cubic feet per day design, and stabilization infrastructure will be based on the design work for Pembina's previously announced Duvernay Field Hub, which is already under development for Chevron. Further, Pembina is in the process of building out its downstream capacity, which will give line-of-sight to a full suite of midstream and transportation services for Chevron.

"The Agreement is transformational for Pembina's Gas Services business, securing a long-term platform for growth supported by one of the largest lease holders in the Duvernay resource play," said Jaret Sprott, Pembina's Vice President, Gas Services. "Industry has made significant strides in improving the economic viability of the Duvernay and we are looking to further this progress by building a large-scale, strategic, integrated network of assets. Additionally, the Agreement provides for the opportunity to optimize our business to secure incremental third-party volumes."

While this agreement and respective obligations of the parties are binding, infrastructure development remains contingent upon Chevron sanctioning, as well as necessary environmental and regulatory approvals.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long-term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and information (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "potential", "could", "expects", "will", "anticipates", and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, pertaining to, without limitation, the following: Pembina's corporate strategy; planning, capital expenditure estimates, expected term, services commitments and contracts and operations with respect to the Agreement and other projects; anticipated synergies and additional benefits and growth opportunities; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things, that counterparties will comply with contracts in a timely manner; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; oil and gas industry exploration and development activity levels and the geographic region of such activity; ongoing utilization and future expansion, development, growth and performance of Pembina's business and asset base; future demand for processing, fractionation and pipeline transportation services; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner interest and tax rates; and prevailing regulatory, tax and environmental laws and regulations.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and the ability to obtain required regulatory and environmental approvals; the impact of competitive entities and pricing; labour and material shortages; strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere, including changes in interest rates, foreign currency exchange rates and commodity prices; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com. This list of risk factors should not be construed as exhaustive.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

All financial figures are in Canadian dollars, unless otherwise noted.

SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations: Hayley McKenzie / Ian McAvity, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 08:00e 16-FEB-17